John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

April 13, 2010

VIA EDGAR CORRESPONDENCE

John P. Nolan

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Dear Mr. Nolan:

This letter sets forth the responses of Citigroup Inc. (“Citigroup,” “Citi” or “we”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated March 29, 2010.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements.

Citi has accounted for certain repurchase agreements as sales for accounting purposes, resulting in a decrease to the assets on our balance sheet, as summarized below.

If you do, we ask that you:

•                  Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•                  Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Balance Sheet Date	Repurchase Agreements Accounted for as Sales at Period End ($BN)	Average Quarterly Balance of Repurchase Agreements Accounted for as Sales ($BN)	Total Balance Sheet Assets ($BN)	Repurchase Agreements Accounted for as Sales at Period End / Total Balance Sheet Assets (%)
December 31, 2009	12.0	9.9	1,857	0.6%
September 30, 2009	17.5	9.4	1,889	0.9%
June 30, 2009	10.0	9.1	1,849	0.5%
March 31, 2009	9.6	11.9	1,823	0.5%
December 31, 2008	10.5	7.0	1,938	0.5%
September 30, 2008	7.1	6.5	2,050	0.3%
June 30, 2008	6.0	6.1	2,100	0.3%
March 31, 2008	8.1	7.7	2,200	0.4%
December 31, 2007	9.0	7.7	2,188	0.4%
September 30, 2007	5.9	11.5	2,358	0.3%
June 30, 2007	10.1	10.5	2,221	0.5%
March 31, 2007	9.5	8.8	2,021	0.5%

•                  Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Consistent with the relevant accounting literature (discussed in more detail below), the repurchase agreements qualifying as sales were structured like ordinary repurchase agreements in all respects, including standard initial margin (e.g., 102%), except that Citi as transferor had no right, or a limited right under specific circumstances, to demand daily maintenance margin.  As discussed in more detail below, repurchase agreements qualifying for sales accounting were primarily executed in Citi’s Japanese broker-dealer (Citigroup Global Markets Japan), Citi’s U.K. broker-dealers (Citigroup Global Markets Limited and Citigroup Global Markets UK Equity Limited), and to a lesser extent in Citibank, N.A. in North America.  A small amount of repurchase agreements qualifying as sales were executed in Central and Eastern Europe and Latin American subsidiaries, where there was no daily maintenance margin due to local customs or capabilities.

With respect to the repurchase agreements executed in Citi’s Japanese broker-dealer, all repurchase agreements qualifying as sales had no right to demand daily maintenance margin. A minority of those repurchase transactions were entered into with local Japanese corporate or central bank customers that either by custom or due to limited capability did not agree to any daily maintenance margin.

Repurchase agreements executed in Citi’s U.K. broker-dealers and Citibank, N.A. provided that daily maintenance margin could only be called once the ratio of the fair value of the securities transferred to the cash received exceeded 110%.  At that point, maintenance margin could be called to reinstate the ratio to 110%.

Due to the recent attention placed on the accounting for repurchase agreements, Citi engaged in a review of the actual margining practices surrounding these transactions.  In connection with this review effort, we have discovered that, in practice, the limited margining rights described above for our U.K. broker-dealer repurchase agreements are not currently being consistently applied to our U.K. broker-dealer transactions accounted for as sales.  We believe a process defect may have arisen during the automation of internal Citi margining systems and the restructuring of our Operations Department resulting in Citi’s unintentionally collecting variation margin on certain of these transactions.  Certain aspects of our review are still in progress and we have not yet identified the date when our actual margining practices changed.  We believe that the act of Citi’s collecting variation margin has effectively voided the original restricted margining provisions such that Citi is now entitled to collect standard variation margin.  Since it is apparent that the restricted margining practice may not have been applied during the last three years to certain of those U.K.-based trades, sale accounting treatment may not have been appropriate for those trades during that time.  Based on this information, we have concluded that all repurchase transactions executed by our U.K. broker-dealers at March 31, 2010 should be accounted for as financings in our first quarter 2010 financial statements.

The amount of repurchase agreements accounted for as sales by the U.K. broker-dealers during 2007 to 2009 did not exceed $9.2 billion at any quarter-end date (which is less than half a percent of Citigroup’s total assets).  During that same three-year time period, the average quarter-end balance of repurchase agreements accounted for as sales by the U.K. broker-dealer was $5.4 billion.  These amounts did not have a material impact to the balance sheet during any period.  Furthermore, recording these repurchase transactions as sales rather than financings did not affect the recognition of earnings, because all of the securities were accounted for as trading account assets and Citi’s U.K. broker-dealers account for all repurchase agreements accounted for as financings under the fair value option.

•                  Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

Despite the recent findings related to our U.K. broker-dealers, the following is the accounting analysis we applied during 2007 to 2009 to account for the relevant repurchase agreements as sales of the transferred securities.

Paragraph 9 of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140)(1), requires a transfer of assets to be accounted for as a sale if the following conditions are met:

a.               The transferred assets have been legally isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

Analysis — To support the conclusion that repurchase agreements executed by Citi’s U.K. broker-dealers, Citibank, N.A., and Citi’s Japanese broker-dealer achieved legal isolation of

(1)  Because our response covers the periods 2007-2009, we provide references to the relevant accounting guidance prior to the effective date of the FASB Codification.  After July 1, 2009, the relevant references would be those in the FASB Codification.

the transferred assets, in addition to the inclusion of the limited right to demand daily maintenance margin, Citi received “would-level” true sale opinions from the external law firms Allen & Overy (U.K.); Milbank, Tweed, Hadley & McCloy LLP (Citibank, N.A.); and Nagashima Ohno & Tsunematsu (Japan).

b.              Each transferee has the right to pledge or exchange the assets it received, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

Analysis — The repurchase agreements accounted for as sales involved readily obtainable, liquid securities, such as government bonds and high-quality corporate bonds.  Under the terms of the repurchase agreement, the transferee had the right to pledge or exchange the securities at its discretion.  Paragraph 32 of FAS 140 confirms that “Freestanding rights to reacquire transferred assets that are readily obtainable presumptively do not constrain the transferee from exchanging or pledging them and thus do not preclude sale accounting under paragraph 9(b).”

c.               The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Analysis — For condition 9(c)(1), paragraphs 47-49 and 218 of FAS 140, and Question 45 of the FASB Staff Implementation Guide to FAS 140, provide additional guidance.  For a repurchase agreement to result in the transferor’s maintaining effective control over the transferred assets, all of the following conditions must be met:

a.               The assets to be repurchased or redeemed are the same or substantially the same as those transferred;

b.              The transferor is able to repurchase or redeem them on substantially the agreed terms, even in the event of default by the transferee;

c.               The agreement is to repurchase or redeem them before maturity, at a fixed or determinable price; and

d.              The agreement is entered into concurrently with the transfer.

Most of the repurchase agreements accounted for as sales met conditions a., c., and d. above.  The repurchase agreements accounted for as sales did not meet condition b., as discussed in more detail below.

Paragraph 218 of FAS 140 states:

The Board also decided that the transferor’s right to repurchase is not assured unless it is protected by obtaining collateral sufficient to fund substantially all of the cost of purchasing identical replacement securities during the term of the contract so that it has received the means to replace the assets even if the transferee defaults. Judgment is needed to interpret the term substantially all (emphasis in original) and other aspects of the criterion that the terms of a repurchase agreement do not maintain effective control over the transferred asset. However, arrangements to repurchase or lend readily obtainable securities, typically with as much as 98 percent collateralization (for entities agreeing to repurchase) or as little as 102 percent overcollateralization (for securities lenders), valued daily and adjusted up or down frequently for changes in the market price of the security transferred and with clear powers to use that collateral quickly in the event of default, typically fall clearly within that guideline. The Board believes that other collateral arrangements typically fall well outside that guideline.

Question 45 of the FASB Staff Implementation Guide to FAS 140 states:

Q — Paragraph 49 states that “to be able to repurchase or redeem assets on substantially the agreed terms, even in the event of default by the transferee, a transferor must at all times during the contract term have obtained cash or other collateral sufficient to fund substantially all of the cost of purchasing replacement assets from others.” Would the requirement of paragraph 9(c)(1) preclude sale accounting by the transferor if, under the arrangement, the transferor is substantially overcollateralized at the date of transfer even though the arrangement does not provide for frequent adjustments to the amount of collateral maintained by the transferor?

A — No. A mechanism to ensure that adequate collateral is maintained must exist even in transactions that are substantially overcollateralized (for example, “deep discount” and “haircut” transactions) for paragraph 9(c)(1) to preclude sale accounting for those transactions. Even if the probability of ever holding inadequate collateral appears remote, as explained in paragraph 49, the requirement of paragraph 9(c)(1) would not (emphasis in original) be met and sale accounting by the transferor would not be precluded unless the arrangement assures, by contract or custom, that the collateral is sufficient “at all times .. . . to fund substantially all of the cost of purchasing replacement assets from others.”

Statement 140 does not prescribe that a specific contractual term, such as a margining provision, must be present to meet the sufficient collateral requirement. Instead, Statement 140 prescribes, as explained in paragraph 218, what the effect of the arrangement must be — that the transferor “is protected by obtaining collateral sufficient to fund substantially all of the cost of purchasing identical replacement securities during the term of the contract so that it has received the means to replace the assets even if the transferee defaults.” Simply excluding a margining provision from a repurchase agreement does not change the accounting that results if the maintenance of sufficient collateral is otherwise assured. For example, a contractual provision that a repurchase agreement is immediately terminated should the value of the collateral become insufficient to fund substantially all of the cost of purchasing replacement assets would satisfy the requirement in paragraph 49.

Based on the guidance, Citi did not maintain effective control over the transferred securities under paragraph 9(c)(1), because there was no mechanism in the repurchase agreements that ensured Citi would be able to repurchase or redeem the securities on substantially the agreed terms, even in the event of default by the transferee.  Citi did not maintain effective control under paragraph 9(c)(2) because the assets were readily obtainable, as discussed above and confirmed by paragraph 32 of FAS 140.

Because all of the conditions in paragraph 9 of FAS 140 were met, FAS 140 required the relevant repurchase agreements to be accounted for as sales of the transferred securities.

•                  Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

The Fixed Income Finance and Equity Finance Trading Desks within Citi’s Institutional Clients Group (“ICG”) and its predecessor organizations structured certain repurchase transactions to achieve sales accounting treatment and executed repurchase transactions that were required to be accounted for as sales based on restricted maintenance margin arrangements or capabilities and/or local customs.  The repurchase transactions were undertaken at a regional level predominantly in the U.K. and Japan to assist the markets businesses in complying with internal limits on the amount of the U.S. GAAP balance sheet made available to the global trading desks.

Refer to the summary statistics above for the quarterly balance sheet and quarterly average amounts of repurchase agreements qualifying for sales accounting resulting in a decrease to assets on Citi’s balance sheet.  The amounts representing repurchase agreements accounted for as sales were relatively stable throughout the period presented.

•                  Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

During the applicable period, the third quarter of 2009 was the quarter with the largest amount of repurchase agreements accounted for as sales; the impact on Citi’s leverage ratio(2) for the third quarter of 2009 was 4 bps from 6.87% to 6.83%. The same 4 bps decline in Citi’s leverage ratio applied in all quarters of 2009, which was the highest impact during the applicable period.

The impact on all other ratios or metrics during the period, including U.S. risk-based capital, was de minimis.  In addition, there was no local regulatory capital impact or regulatory balance sheet impact related to Citi’s U.K. and Japanese broker-dealer agreements, because all repurchase agreements were accounted for as secured financings in the local statutory financial statements.

•                  Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

Repurchase agreements accounted for as sales were primarily executed in Citi’s U.K. broker-dealers, Citi’s Japanese broker-dealer and to a lesser extent in Citibank, N.A.(3) in North America.  Citi executed significant volumes of repurchase agreements through these entities in the normal course of business, and certain of the repurchase agreements were accounted for as sales as described above.

Repurchase agreements executed by these entities were accounted for as sales where daily maintenance margin (a) could only be called once the ratio of the fair value of the securities transferred to the cash received exceeded 110% or (b) could not be called.  Because of the higher credit risk associated with these margining provisions, the counterparties to these agreements were concentrated in governmental counterparties and high-credit quality financial institutions.  During 2009 in Citi’s Japanese broker-dealer, a majority of repurchase agreements accounted for as sales were executed with one broker.

(2)  The leverage ratio is calculated by dividing Tier 1 capital by average assets for the quarter.

(3)  Repurchase agreements qualifying as sales on Citibank, N.A. were only executed between November 2008 and August 2009, did not exceed $2.9 billon, and have ceased.

We are not aware of any inventory positions being transferred from other jurisdictions into the U.K. or Japan in order to achieve sales accounting for a repurchase agreement.  Transfers of assets to U.S. FDIC-insured institutions for the purpose of achieving sales accounting were prohibited by policy and did not occur.

•                  Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

We have not changed our original accounting on any repurchase agreements during the last three years, except for the change in the first quarter of 2010 as noted above with respect to the U.K. broker-dealer transactions.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Balance Sheet Date	Repurchase Agreements Accounted for as Financings at Period End ($BN)	Average Quarterly Balance of Repurchase Agreements Accounted for as Financings ($BN)
December 31, 2009	125.6	149.1
September 30, 2009	146.4	161.8
June 30, 2009	141.4	167.0
March 31, 2009	157.8	186.5
December 31, 2008	177.6	217.1
September 30, 2008	205.7	207.9
June 30, 2008	195.4	220.1
March 31, 2008	219.4	249.4
December 31, 2007	230.9	282.7
September 30, 2007	349.1	326.7
June 30, 2007	299.8	286.8
March 31, 2007	291.7	277.3

The maximum amount of repurchase agreements accounted for as financings at any month-end during the past three years was $349.1BN as of September 30, 2007.  The level of repurchase agreements accounted for as financings by Citi varies significantly from time to time along with trading volume, market share and other external variables.  During the first three quarters of 2007, high levels of market trading volume resulted in increasing repurchase financing balances, corresponding to the growth of the balance sheet as a whole.  Market conditions became more challenging in late 2007 and 2008.  Starting in late 2007, Citi made an effort to reduce the overall leverage and the size of its balance sheet.

In addition, please tell us:

•                  Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Citi’s U.K. broker-dealers have accounted for the following amounts of securities lending transactions on publicly-listed equity securities as sales as of each quarterly balance sheet date for the past three years:

Balance Sheet Date	Securities Lending Transactions Accounted for as Sales ($BN)
December 31, 2009	1.0
September 30, 2009	1.0
June 30, 2009	0.6
March 31, 2009	0.4
December 31, 2008	0.2
September 30, 2008	1.0
June 30, 2008	1.8
March 31, 2008	1.9
December 31, 2007	0.5
September 30, 2007	0.5
June 30, 2007	0.4
March 31, 2007	0.3

The same accounting analysis as described above with respect to repurchase agreements was applied to the securities lending transactions to conclude that these transactions should be accounted for as sales.  As it relates to legal isolation, the transactions were executed under English law securities lending agreements, for which we obtained a legal true sale opinion from external counsel.  The agreements accounted for as sales involved readily obtainable, liquid equity securities.  Under the terms of the agreements, the transferee had the right to pledge or exchange the securities at its discretion. Previously, we had concluded that Citi did not maintain effective control over the securities because we believed Citi did not have the right to demand maintenance margin.

As noted above, we have discovered that the restricted margining practice may not have been applied during the applicable three year period to our U.K. broker-dealer transactions accounted for as sales. Based on this new information, we have concluded that all securities lending transactions executed by our U.K. broker-dealers at March 31, 2010 should be accounted for as financings in our first quarter 2010 financial statements.  The amounts executed by the U.K. broker-dealers during 2007 to 2009 are noted in the table above.  These amounts do not have a material impact to the balance sheet during any period.  Further, recording these securities lending transactions as sales would not have impacted the recognition of earnings because all of the publicly listed equity securities were accounted for as trading account assets.

•                  Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Citi did not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets.

•                  Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff - the general principle for offsetting - does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Other than for payables and receivables arising from unsettled regular-way transactions, we do not offset financial assets and liabilities where the right of setoff does not exist.  Citi’s broker-dealer entities present payables and receivables arising from unsettled regular-way transactions net on the balance sheet, as specified in the AICPA Audit and Accounting Guide, Brokers and Dealers in Securities (ASC Section 940).  The gross amounts of such payables and receivables vary at each balance sheet date depending on the volume of unsettled regular-way transactions.

Additionally, where Citi has a long and short position in the same security (that is, the same CUSIP), we believe that the appropriate accounting analysis is that the long position has been sold and should be derecognized for accounting purposes.  We do not view the analysis as netting but rather an appropriate reflection that the long position has been sold and Citi holds neither a long position nor a short position. We do not offset long positions and short positions for different securities.

•                  Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraphs (a)(l) and (a)(4) of Item 303 of Regulation S-K.

As set forth in our responses above, the repurchase agreements and securities lending transactions accounted for as sales were not material to Citi’s financial condition, changes in financial condition, results of operations, revenues or liquidity during the periods at issue and, therefore, we concluded through our standard reporting processes that disclosure was not necessary or required.

Further, as stated above, the impact of these transactions, if any, on Citi’s key ratios or metrics, for regulatory or other disclosure purposes, was immaterial or de minimis.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer